SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 01, 2008
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662), our Registration Statement on Form F-4 (File No. 333-149068) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF
 GOLDEN CYCLE GOLD CORPORATION

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
1 July 2008
ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF GOLDEN CYCLE GOLD
CORPORATION
At a special meeting held on 30 June 2008 shareholders of Golden Cycle Gold Corporation ("GCGC")
representing 7,036,949 shares of GCGC common stock approved the merger (the "merger") of GCGC with a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold Ashanti") by way of a
statutory merger under Colorado law. As a result of the merger, which became effective at 0:01 on
1 July 2008, AngloGold Ashanti has indirectly acquired 100% ownership of Cripple Creek & Victor Gold
Mining Company.
Legal Adviser
Davis Graham & Stubbs LLP
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 350 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Himesh Persotam (Investors) +27 (0) 11 637 6647 +27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 01, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary